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                                                                 Exhibit (a)(9)


                                  REGISTER.COM,
                                           the first step on the web


    Register.com Board of Directors Authorizes Stock Option Exchange Program
                         as Part of Restructuring Plans

           Company Provides Interim Update on Restructuring Progress

New York, NY, December 16, 2002 -- Register.com, Inc. (Nasdaq: RCOM), a leading provider of global domain name registration and Internet services, today announced that its Board of Directors has authorized a voluntary stock option exchange program for employees. This program is being undertaken in connection with Register.com's restructuring initiatives, which include combining and eliminating customer segments and improving the Company's systems to create operational efficiencies.

"As the Company progresses through this period of restructuring and change, the Board felt this was critical to motivate employees to meet the challenges facing the organization," commented Mitchell I. Quain, Executive Chairman of Register.com.

Register.com expects there will be no charge to its earnings in connection with the stock option exchange program.

Under the stock option exchange program, current employees other than our Chief Executive Officer and our Executive Chairman, holding options to purchase Register.com common stock will be given the opportunity to exchange their existing options for new options equal to 80% of the number of options they return. The new options will be granted at least six months and one day after the acceptance date of the old options for exchange and cancellation. The acceptance date will be January 15th unless extended by the Company. Employees who participate will not receive vesting credit during this period of approximately six months. The exercise price of the new options will be the last reported trading price of Register.com common stock on the grant date. Options for approximately 3,809,883 shares of the Company's common stock will be eligible for participation in the program.

As the Company indicated on its third quarter 2002 earnings conference call, Register.com is in the process of restructuring its operations in order to reduce the Company's cost structure and drive shareholder value.

"We grew extremely fast from 1999 to 2001," said Richard Forman, President & CEO of Register.com. "Over the last year, we built up the organization with the expectation of continued growth which didn't materialize. As a result, we are evaluating all the ways we can reduce costs and drive shareholder value. We've begun by cutting the redundancies that resulted from the recent combination of our Retail and GPN business units into one customer segment, now called Global Web Services. The next phase of cost reductions will be focused on improving our systems so that we can create more operational efficiencies. We expect these improvements to begin to yield significant cost savings in mid-2003."

Recent restructuring measures include:

   o Reduction in headcount and consultants by approximately 10% since Sept 1, 2002, primarily as a result of the combination of two of the Company's customer segments and the elimination of two others.

   o Elimination of a layer of management above and below the General Managers to enable them to get closer to customers and better understand their needs.

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   o Refocusing of the General Managers' roles on revenue growth by creating a separate Operations Group and unifying all application developers into one Technology Group.

Register.com will provide further detail on its restructuring plans and other Company initiatives during its year-end earnings conference call.

About Register.com

Register.com, Inc. (www.register.com) is a leading provider of global domain name registration and Internet services for businesses and consumers that wish to have a unique address and branded identity on the Internet. With over three million domain names under management, Register.com has built a brand based on quality domain name management services for small and medium sized businesses, large corporations, as well as ISPs, telcos and other online businesses.

   In October 2002, Register.com was named among Deloitte & Touche's Technology Fast 50 in New York. The company was founded in 1994 and is based in New York.

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Additional Information and Where to Find It: Register.com has filed a Tender
Offer Statement on Schedule TO-I with the Securities and Exchange Commission and is providing Register.com option holders with an Offer to Exchange, Summary Term Sheet and Letter of Transmittal containing information about the stock option exchange program. Investors and option holders are urged to read the Schedule TO-I, the Offer to Exchange, the Summary Term Sheet and the Letter of Transmittal carefully. The Schedule TO-I, the Offer to Exchange, the Summary Term Sheet and the Letter of Transmittal contain important information about Register.com and the stock option exchange, and related matters. Investors and option holders will be able to obtain free copies of the Schedule TO-I and its exhibits, as well as the annual, quarterly and special reports, proxy statements and other information filed by Register.com with the SEC on the Internet through the Website maintained by the SEC at www.sec.gov. Free copies of the Schedule TO-I, the Offer to Exchange, the Summary Term Sheet and the Letter of Transmittal may also be obtained from Register.com by written request to Register.com, Inc., 575 Eighth Avenue, New York, New York 10018, attention: Legal Department.

Statements in this announcement other than historical data and information constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements. These potential risks and uncertainties include, among others, uncertainty of future revenue and profitability from existing and acquired businesses, increasing competition across all segments of the domain name registration business, risks associated with high levels of credit card chargebacks and refunds, uncertainties caused by the current economic slowdown which is impacting our business and our customers' businesses, uncertainty regarding the introduction and success of new top level domains, including the launch of the .pro top level domain, customer acceptance of new products and services offered in addition to, or as enhancements of its registration services, uncertainty of regulations related to the domain registration business and the Internet, generally, the rate of growth of the Internet and domain name industry, and other factors detailed in our filings with the Securities and Exchange Commission, including our Quarterly Report on Form 10-Q for the period ended September 30, 2002. Register.com undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Contact:
Stephanie Marks, Investor Relations
(212) 798-9169
smarks@register.com


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